Exhibit 99.1

Canaan Inc. Reports Unaudited First Quarter 2026 Financial Results

Revenue of US$62.7 million was in line with guidance; cryptocurrency treasury1 reached a record 1,807.60 BTC and 3,951.53 ETH as of March 31, 2026

Installed mining computing power across 10 joint-mining projects reached approximately 11 EH/s, up 10.7% sequentially; Produced 257 bitcoins in Q1

Strategic energy infrastructure footprint expanded through the acquisition of 49% interest in ABC Projects in West Texas from Cipher Mining and Nordic hash-to-heat deployment

Singapore, May 19, 2026 /PRNewswire/ -- Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company”), an innovator in crypto mining, today announced its unaudited financial results for the three months ended March 31, 2026.

First Quarter 2026 Operating and Financial Highlights

Metrics	Q1 2026	Market-readable takeaways
Total revenue	US$62.7 million	In line with guidance
Product revenue	US$42.9 million	Completed final deliveries under a major U.S. order
Mining revenue	US$19.1 million	Resilient production despite BTC/hashprice volatility
BTC produced	257 BTC	Continued mining output
Crypto treasury	1,807.60 BTC / 3,951.53 ETH	Record high treasury
Installed mining computing power	~11 EH/s	Up 10.7% QoQ
All-in power cost	~US$0.04/kWh	Competitive mining cost base
G&A expense	US$15.0 million	Down 11% QoQ
Subsequent customer cash collections	~US$42 million	Liquidity improved after quarter-end
ABC Projects	49% interest / ~4.4 EH/s operating hashrate	West Texas energy-compute footprint
Nordic hash-to-heat Project	8MW planned / 2MW in operation	Sustainable compute infrastructure use case

Total revenues were US$62.7 million, which was in line with the Company’s previous guidance range.

Note 1: Defined as the total number of bitcoins and other cryptocurrencies owned by the Company on its Balance Sheet, including any bitcoins receivable, excluding bitcoins that the Company has received as customer deposits.

Cryptocurrency treasury expanded to 1,807.60 BTC and 3,951.53 ETH by the end of the first quarter of 2026, with 257 bitcoins produced in the quarter.

Nangeng Zhang, chairman, and chief executive officer of Canaan, commented, “Q1 2026 was a quarter of disciplined execution and strategic positioning for Canaan. Despite bitcoin price volatility, compressed hashprice conditions, elevated energy costs, and weather-related disruptions in North America, we delivered total revenue of US$62.7 million, which was in line with our guidance, completed the final deliveries under a major U.S. customer order, and continued to advance our global mining deployment. Our installed computing power across ten joint-mining projects reached approximately 11 EH/s, up 10.7% sequentially, and we produced 257 bitcoins during the quarter. At the same time, our cryptocurrency treasury reached a record level of 1,807.60 BTC and 3,951.53 ETH as of March 31, 2026.”

“We also made important progress in expanding Canaan’s energy-compute infrastructure footprint. During the quarter, we acquired a 49% interest in the ABC Projects in West Texas from Cipher Mining, further strengthening our access to large-scale operational power infrastructure, with approximately 4.4 EH/s hashrate in operation at the project level. In parallel, our Nordic hash-to-heat deployment demonstrated another practical use case for our Avalon water-cooling technology by converting computing power into usable heat for local communities. These initiatives reflect our strategy to move closer to power resources, improve deployment flexibility, and build more durable operating advantages across market cycles.”

“As energy access and thermal management become increasingly important constraints for high-density computing, we believe Canaan is well-positioned at the intersection of ASIC technology, crypto mining operations, and energy-integrated compute infrastructure. We remain focused on disciplined capital allocation, operational resilience, and long-term value creation for our shareholders.”

Jin “James” Cheng, chief financial officer of Canaan, stated, “In Q1 2026, we demonstrated resilient operational execution amid a challenging industry environment. Total revenues reached US$62.7 million, in line with the guidance we provided in February, despite heightened market uncertainty. As we completed the final phase of deliveries under our large-scale North American customer order, machine sales generated US$42.9 million in revenue during the quarter. On the mining side, we generated US$19.1 million in mining revenue despite severe bitcoin price volatility and weather-related curtailments in North America. Although average bitcoin prices and hashprice declined significantly quarter-over-quarter, our bitcoin production experienced a comparatively smaller decrease, reflecting the resilience of our mining operations and continued hashrate deployment. We also maintained relatively stable machine production costs and maintained a competitive all-in power cost of approximately US$0.04/kWh across our mining operations.”

“During the quarter, we further strengthened operational efficiency and optimized resource allocation across the organization, resulting in an 11% sequential decline in general and administrative expenses. Exiting the quarter with a relatively lean inventory position following the completion of our landmark order, we gain greater flexibility to navigate near-term market uncertainty. We also maintained solid liquidity at the end of Q1 and subsequently received approximately US$42 million in customer cash collections during Q2. Concurrent with ongoing mining operations and our DAT management, we grew our cryptocurrency treasury to new all-time highs. As we advance our energy-compute integration strategy, our capital allocation priorities remain anchored in operational agility, infrastructure scalability, and the disciplined pursuit of long-term, competitively advantaged energy resources.”

First Quarter 2026 Financial Results

Total revenues in the first quarter of 2026 were US$62.7 million, compared to US$196.3 million in the fourth quarter of 2025 and US$82.8 million in the same period of 2025. Total revenues consisted of US$42.9 million in products revenue, US$19.1 million in mining revenue and US$0.7 million in other revenues.

Products revenue in the first quarter of 2026 was US$42.9 million, compared to US$164.9 million in the fourth quarter of 2025 and US$58.3 million in the same period of 2025. The sequential decrease was mainly due to the decreased computing power sold and average selling price, resulting from a tightening of overall market demand led by the decline in bitcoin price. The year-over-year decrease was mainly due to the decreased computing power sold.

Mining revenue in the first quarter of 2026 was US$19.1 million, compared to US$30.4 million in the fourth quarter of 2025 and US$24.3 million in the same period of 2025. The sequential and year-over-year decreases were mainly due to the decrease in the average bitcoin price, partially offset by the increase in energized mining computing power.

Cost of revenues in the first quarter of 2026 was US$85.6 million, compared to US$181.7 million in the fourth quarter of 2025 and US$82.1 million in the same period of 2025.

Products costs in the first quarter of 2026 were US$62.4 million, compared to US$143.6 million in the fourth quarter of 2025 and US$59.2 million in the same period of 2025. The sequential decrease was consistent with the decrease in computing power sold. The year-over-year increase was mainly due to the increase in inventory and prepayment write-down and provision for reserve for inventory purchase commitments accrued. The inventory write-down, prepayment write-down and provision for reserve for inventory purchase commitments accrued for this quarter were US$24.5 million, compared to the inventory write-down, prepayment write-down and provision for reserve for inventory purchase commitments amounting to US$13.9 million for the fourth quarter of 2025 and the inventory write-down of US$2.5 million for the same period of 2025. Products costs consist of direct production costs of mining machines, and indirect costs related to production, as well as inventory write-down, prepayment write-down and provision for reserve for inventory purchase commitments.

Mining costs in the first quarter of 2026 were US$22.7 million, compared to US$37.0 million in the fourth quarter of 2025 and US$22.9 million in the same period of 2025. Mining costs herein consist of direct production costs of mining operations, including electricity and hosting, as well as depreciation of deployed mining machines. The sequential decrease was mainly due to the decrease in depreciation as a result of asset impairment recognized in the prior quarter and the change in estimated useful life of mining equipment beginning in fiscal year 2026. The year-over-year decrease was mainly due to the increase in deployed computing power for the Company's mining operations. The depreciation in this quarter for deployed mining machines was US$5.8 million, compared to US$12.1 million in the fourth quarter of 2025 and US$6.2 million in the same period of 2025.

Gross loss in the first quarter of 2026 was US$22.9 million, compared to a gross profit of US$14.6 million in the fourth quarter of 2025 and a gross profit of US$646 thousand in the same period of 2025.

Total operating expenses in the first quarter of 2026 were US$31.4 million, compared to US$38.2 million in the fourth quarter of 2025 and US$38.3 million in the same period of 2025.

Research and development expenses in the first quarter of 2026 were US$15.4 million, compared to US$11.5 million in the fourth quarter of 2025 and US$18.9 million in the same period of 2025. The sequential increase was mainly due to an increase of US$4.0 million in research and development expenditure. The year-over-year decrease was mainly due to a decrease of US$3.6 million in staff cost, a decrease of US$1.1 million in share-based compensation expenses, partially offset by an increase of US$1.6 million in research and development expenditure. Research and development expenses in the first quarter of 2026 also included share-based compensation expenses of US$0.7 million.

Sales and marketing expenses in the first quarter of 2026 were US$1.2 million, compared to US$1.1 million in the fourth quarter of 2025 and US$2.9 million in the same period of 2025. Sales and marketing expenses remained stable sequentially. The year-over-year decrease was mainly attributable to a decrease of US$1.7 million in staffing cost. Sales and marketing expenses in the first quarter of 2026 also included share-based compensation expenses of US$43 thousand.

General and administrative expenses in the first quarter of 2026 were US$15.0 million, compared to US$16.9 million in the fourth quarter of 2025 and US$16.9 million in the same period of 2025. The sequential decrease was mainly due to a decrease of US$2.1 million in staff cost. The year-over-year decrease was mainly due to a decrease of US$1.5 million in share-based compensation expenses. General and administrative expenses in the first quarter of 2026 also included share-based compensation expenses of US$3.8 million.

Loss from operations in the first quarter of 2026 was US$54.3 million, compared to US$23.6 million in the fourth quarter of 2025 and US$37.6 million in the same period of 2025.

Change in fair value of cryptocurrency and Change in fair value of financial derivatives in the first quarter of 2026 were a loss of US$24.9 million and a loss of US$16.0 million, respectively, compared to a loss of US$21.5 million and a loss of US$22.8 million in the fourth quarter of 2025, and a loss of US$2.3 million and a loss of US$14.1 million in the first quarter of 2025, respectively. The losses were mainly due to the decreased bitcoin price on March 31, 2026, compared to the bitcoin price on December 31, 2025.

Foreign exchange losses, net in the first quarter of 2026 were US$4.0 million, compared to a loss of US$2.9 million in the fourth quarter of 2025 and a gain of US$0.8 million in the same period of 2025, respectively.

Loss before income tax expense in the first quarter of 2026 was US$88.8 million, compared to US$84.2 million in the fourth quarter of 2025 and US$85.7 million in the same period of 2025.

Equity in gains of equity investees in the first quarter of 2026 was US$0.2 million, compared to nil in the fourth quarter of 2025 and nil in the same period of 2025.

Net loss in the first quarter of 2026 was US$88.7 million, compared to US$85.0 million in the fourth quarter of 2025 and US$86.4 million in the same period of 2025.

Non-GAAP adjusted EBITDA in the first quarter of 2026 was a loss of US$76.3 million, as compared to a loss of US$40.5 million in the fourth quarter of 2025 and a loss of US$38.1 million in the same period of 2025. For further information, please refer to "Use of Non-GAAP Financial Measures" in this press release.

Foreign currency translation adjustment, net of nil tax, in the first quarter of 2026 was a gain of US$5.2 million, compared to a gain of US$1.1 million in the fourth quarter of 2025 and a loss of US$1.1 million in the same period of 2025, respectively.

Basic and diluted net loss per American depositary share (“ADS”) in the first quarter of 2026 were US$0.13. In comparison, basic and diluted net loss per ADS in the fourth quarter of 2025 were US$0.13, while basic and diluted net loss per ADS in the same period of 2025 were US$0.27. Each ADS represents 15 of the Company's Class A ordinary shares.

As of March 31, 2026, the Company held Cryptocurrency assets with a fair value of US$66.2 million and Cryptocurrency receivable with an aggregate fair value of US$67.0 million, respectively. Cryptocurrency assets primarily consist of 802.6 bitcoins owned by the Company and 63.4 bitcoins received as customer deposits. Cryptocurrency receivable consists of 905.0 bitcoins pledged for secured term loans and 100.0 bitcoins transferred to a fixed-term product. The classification of cryptocurrency receivable as current assets is consistent with the corresponding secured term loans. As of March 31, 2026, the Company held a total of 1,871.0 bitcoins.

As of March 31, 2026, the Company had cash of US$43.5 million, compared to US$80.8 million as of December 31, 2025. The Company has subsequently received approximately US$42 million in customer cash collections in April 2026.

Accounts receivable, net as of March 31, 2026, were US$51.6 million, compared to US$19.3 million as of December 31, 2025. Accounts receivable were mainly due to an installment policy implemented for some major customers who meet certain conditions. The Company subsequently collected approximately US$42 million in cash from Accounts receivable in April 2026.

Investment in equity investees as of March 31, 2026, was US$14.1 million. The Company uses the equity method of accounting to account for its 49% equity interest in Alborz LLC, Bear LLC, and Chief Mountain LLC (collectively, the “ABC Projects”). Please refer to “Recent Developments - Acquired Cipher Mining's 49% Interest in ABC Projects Totaling ~4.4 EH/s in West Texas”.

ADSs Outstanding

As of March 31, 2026, the Company had a total of 690,594,191 ADSs outstanding, each representing 15 of the Company’s Class A ordinary shares.

Recent Developments

Secured Nordic Hash-to-Heat Project

On May 19, 2026, Canaan Inc. announced that it had been selected through a competitive bid process to provide hash-to-heat infrastructure for a district heating network in the Nordic region. The project utilizes the Company’s Avalon A1566HA hydro-cooled mining units with a total planned deployment capacity of approximately 8 MW. Approximately 2 MW of capacity is currently operating in the region and supplying hot water to local residents, and based on the successful initial deployment, the customer placed a follow-on order in March 2026 for an additional 6 MW of capacity. The Company believes the project further validates its capabilities in hydro-cooling, thermal management and energy-integrated compute infrastructure, while demonstrating the potential for scalable “hash-to-heat” applications in next-generation sustainable energy systems.

Acquired Cipher Mining's 49% Interest in ABC Projects Totaling ~4.4 EH/s in West Texas

On February 19, 2026, the Company acquired Cipher Mining Inc.'s (NASDAQ: CIFR) (“Cipher”) 49% equity interest in ABC Projects in West Texas, totaling approximately 4.4 EH/s of operational hashrate capacity. The transaction was completed through a non-cash equity issuance, making Cipher a significant shareholder of the Company. The transaction also includes the purchase of 6,840 Avalon® A15Pro mining machines, which further expands the Company's self-mining scale and U.S. power infrastructure footprint. The ABC Projects bring significant experience in demand response and energy arbitrage within the Electrical Reliability Council of Texas (“ERCOT”) grid, reinforcing the Company's strategy to enhance grid stabilization and operational flexibility amid rising data center demand.

The Share Repurchase Program

On December 17, 2025, the Company announced that its board of directors approved the renewal of a share repurchase program authorizing the buyback of up to US$30 million worth of its outstanding ADSs, or Class A ordinary shares, over the next 12 months starting December 12, 2025. Repurchases may be conducted through open-market, privately negotiated transactions, block trades, or any combination thereof, subject to market conditions and regulatory requirements.

As of May 19, 2026, the Company had repurchased approximately 2.8 million ADSs in a total consideration of US$2.0 million under the program.

Business Outlook

For the second quarter of 2026, the Company expects total revenues to be in the range of US$35 million to US$45 million, reflecting the near-term market conditions and evolving customer dynamics, which are subject to change.

The Company will continue to closely monitor the global policy environment and market developments, and may revise or update its outlook as appropriate, based on future clarity and business visibility.

Conference Call Information

The Company’s management team will hold a conference call at 8:00 A.M. U.S. Eastern Time on May 19, 2026 (or 8:00 P.M. Singapore Time on the same day) to discuss the financial results. Details for the conference call are as follows:

Event Title:	Canaan Inc. First Quarter 2026 Earnings Conference Call
Registration Link:	https://register-conf.media-server.com/register/BI1f5e37bc999743bf93cfa539bc6a031c

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers and a unique access PIN, which can be used to join the conference call.

A live and archived webcast of the conference call will be available at the Company’s investor relations website at investor.canaan-creative.com.

About Canaan Inc.

Established in 2013, Canaan Inc. (NASDAQ: CAN), is a technology company focusing on ASIC high-performance computing chip design, chip research and development, computing equipment production, and software services. Canaan has extensive experience in chip design and streamlined production in the ASIC field. In 2013, Canaan’s founding team shipped to its customers the world's first batch of mining machines incorporating ASIC technology under the brand name Avalon. In 2019, Canaan completed its initial public offering on the Nasdaq Global Market. To learn more about Canaan, please visit https://www.canaan.io/.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Canaan Inc.'s strategic and operational plans, contain forward-looking statements. Canaan Inc. may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission ("SEC") on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.'s beliefs and expectations, such as expectations with regard to revenue or mining hash rate deployment, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's goals and strategies; the Company's future business development, the ability of the Company to execute against its goals, financial condition and results of operations; the expected growth of the bitcoin industry and the price of bitcoin; the Company's expectations regarding demand for and market acceptance of its products, especially its bitcoin mining machines; the Company's expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company's investment plans and strategies, fluctuations in the Company's quarterly operating results; competition in its industry; changing macroeconomic and geopolitical conditions, including evolving international trade policies and the implementation of increased tariffs, import restrictions, and retaliatory trade actions; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

In evaluating Canaan's business, the Company uses non-GAAP measures, such as adjusted EBITDA, as supplemental measures to review and assess its operating performance. The Company defines adjusted EBITDA as net loss excluding income tax (benefit) expenses, interest income, interest expense, depreciation and amortization expenses, share-based compensation expenses, impairment on property, equipment and software, change in fair value of financial instruments other than derivatives and excess of fair value of convertible preferred shares. The Company believes that the non-GAAP financial measures provide useful information about the Company's results of operations, enhance the overall understanding of the Company's past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company's management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools and investors should not consider them in isolation, or as a substitute for net loss, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP. One of the key limitations of using adjusted EBITDA is that it does not reflect all of the items of income and expense that affect the Company's operations. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company's performance.

Investor Relations Contact

Canaan Inc.
Xi Zhang
Email: IR@canaan-creative.com

Christensen Advisory

Christian Arnell

Email: canaan@christensencomms.com

Public Relations Contact

BlocksBridge Consulting
Jesse Colzani
Email: canaan@blocksbridge.com

CANAAN INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(all amounts in thousands, except share and per share data, or as otherwise noted)

	As of December 31,	As of March 31,
	2025	2026
	USD	USD
ASSETS
Current assets:
Cash	80,778	43,451
Accounts receivable, net	19,290	51,560
Inventories	180,816	139,078
Prepayments and other current assets	99,707	94,808
Cryptocurrency receivable, current	52,699	27,004
Total current assets	433,290	355,901
Non-current assets:
Cryptocurrency	83,339	66,236
Cryptocurrency receivable, non-current	35,133	40,006
Investment in equity investees	-	14,056
Property, equipment and software, net	44,028	51,037
Intangible asset	689	636
Operating lease right-of-use assets	2,880	2,492
Deferred tax assets	191	194
Other non-current assets	489	496
Non-current financial investment	2,845	1,000
Total non-current assets	169,594	176,153
Total assets	602,884	532,054
LIABILITIES, AND SHAREHOLDERS’ EQUITY
Current liabilities
Current portion of long-term loans	28,515	21,140
Accounts payable	25,600	20,417
Contract liabilities	9,317	7,739
Income tax payable	11,403	11,591
Accrued liabilities and other current liabilities	54,548	44,131
Operating lease liabilities, current	1,706	1,397
Total current liabilities	131,089	106,415
Non-current liabilities:
Long-term loans	23,731	33,373
Operating lease liabilities, non-current	948	642
Deferred tax liability	117	108
Other non-current liabilities	9,631	9,585
Total liabilities	165,516	150,123
Shareholders’ equity:
Class A Ordinary shares (US$0.00000005 par value; 999,643,050,556 authorized, 10,431,482,973 and 11,237,922,873 shares issued, 9,703,445,043 and 10,522,925,163 shares outstanding as of December 31, 2025 and March 31, 2026, respectively)	1	1
Class B Ordinary shares (US$0.00000005 par value; 356,624,444 shares authorized, 311,624,444 shares issued and outstanding as of December 31, 2025 and March 31, 2026)	-	-
Treasury stocks (US$0.00000005 par value; 366,981,615 and 376,884,825 shares as of December 31, 2025 and March 31, 2026, respectively)	(37,172)	(34,566)
Additional paid-in capital	1,177,057	1,202,580
Statutory reserves	14,892	14,892
Accumulated other comprehensive loss	(56,653)	(51,471)
Accumulated deficit	(660,757)	(749,505)
Total shareholders’ equity	437,368	381,931
Total liabilities and shareholders’ equity	602,884	532,054

CANAAN INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(all amounts in thousands of USD, except share and per share data, or as otherwise noted)

	For the Three Months Ended
	March 31, 2025	December 31, 2025	March 31, 2026
	USD	USD	USD
Revenues
Products revenue	58,322	164,929	42,863
Mining revenue	24,254	30,358	19,124
Other revenues	200	987	706
Total revenues	82,776	196,274	62,693
Cost of revenues
Product cost	(59,190)	(143,562)	(62,365)
Mining cost	(22,940)	(37,020)	(22,677)
Other cost	-	(1,109)	(557)
Total cost of revenues	(82,130)	(181,691)	(85,599)
Gross profit (loss)	646	14,583	(22,906)
Operating expenses:
Research and development expenses	(18,947)	(11,456)	(15,390)
Sales and marketing expenses	(2,936)	(1,103)	(1,195)
General and administrative expenses	(16,908)	(16,868)	(15,020)
Impairment on property and equipment	-	(8,973)	-
Gain on disposal of property, equipment and software	516	197	197
Total operating expenses	(38,275)	(38,203)	(31,408)
Loss from operations	(37,629)	(23,620)	(54,314)
Interest income	57	39	150
Interest expense	(351)	(827)	(929)
Change in fair value of cryptocurrency	(2,264)	(21,457)	(24,913)
Change in fair value of financial instruments other than derivatives	(4,392)	(15,249)	-
Change in fair value of financial derivatives	(14,055)	(22,799)	(15,974)
Excess of fair value of convertible preferred shares	(28,179)	-	-
Foreign exchange gains (losses), net	835	(2,890)	(3,997)
Other income, net	252	2,573	11,198
Loss before income tax expenses	(85,726)	(84,230)	(88,779)
Income tax expense	(705)	(805)	(190)
Equity in gains of equity investees	-	-	221
Net loss	(86,431)	(85,035)	(88,748)
Foreign currency translation adjustment, net of nil tax	(1,057)	1,133	5,182
Total comprehensive loss	(87,488)	(83,902)	(83,566)
Weighted average number of shares used in per share calculation:
— Basic	4,817,919,054	9,517,488,550	10,371,318,890
— Diluted	4,817,919,054	9,517,488,550	10,371,318,890
Net loss per share (cent per share)
— Basic	(1.79)	(0.89)	(0.86)
— Diluted	(1.79)	(0.89)	(0.86)
Share-based compensation expenses were included in:
Cost of revenues	76	92	89
Research and development expenses	1,770	535	668
Sales and marketing expenses	53	67	43
General and administrative expenses	5,316	3,586	3,815

The table below sets forth a reconciliation of net loss to non-GAAP adjusted EBITDA for the period indicated:

	For the Three Months Ended
	March 31, 2025	December 31, 2025	March 31, 2026
	USD	USD	USD
Net loss	(86,431)	(85,035)	(88,748)
Income tax expense	705	805	190
Interest income	(57)	(39)	(150)
Interest expense	351	827	929
EBIT	(85,432)	(83,442)	(87,779)
Depreciation and amortization expenses	7,513	14,424	6,816
EBITDA	(77,919)	(69,018)	(80,963)
Share-based compensation expenses	7,215	4,280	4,615
Impairment on property, equipment and software	-	8,973	-
Change in fair value of financial instruments other than derivatives	4,392	15,249	-
Excess of fair value of convertible preferred shares	28,179	-	-
Non-GAAP adjusted EBITDA	(38,133)	(40,516)	(76,348)